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FORM 4                                                 OMB APPROVAL
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[ ] Check this box if no longer             OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:            January 31, 2005
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).          hours per response............. 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*

    McNamara                 James          J.
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   (Last)             (First)          (Middle)

c/o National Auto Credit, Inc.
555 Madison Avenue, 29th Floor
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   (Street)

    New York      New York          10022
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   (City)             (State)           (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   National Auto Credit, Inc. (NAKD)
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3. IRS Or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   February 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ x ] Director                          [ x ] 10% Owner
   [ x ] Officer (give title below)        [   ] Other (specify below)

    Chairman of the Board and Chief Executive Officer
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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               TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of    2. Trans-                                           5. Amount of      6. Owner-
  Security       action  3. Trans-     4. Securities Acquired (A)    Securities        ship
  (Instr. 3)     Date       action        or Disposed of (D)         Beneficially      Form:      7. Nature of
                 (Month/    Code          (Instr. 3, 4 and 5)        Owned at          Direct        Indirect
                 Day/       (Instr. 8)    ----------------------     End of Month      (D) or        Beneficial
                 Year)      ----------             (A) or            (Instr. 3 and 4)  Indirect (I)  Ownership
                            Code    V     Amount   (D)     Price                       (Instr. 4)    (Instr. 4)
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Common Stock,       02/15/02       P      555,100   A      $0.139    800,100              D
par value $.05
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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative   2. Conver-   3. Trans-   4. Transac-   5. Number of Derivative
   Security (Instr. 3)      sion or      action      tion          Securities Acquired
                            Exercise     Date        Code          (A) or Disposed
                            Price of     (Month/     (Instr. 8)    of (D)(Instr. 3, 4, and 5)
                            Derivative   Day/        -----------   -------------------------
                            Security     Year)       Code      V         (A)         (D)
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Options to Purchase          $0.664     10/16/01     J(1)      V      250,000
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6. Date Exercisable
   and Expiration    7. Title and Amount of                9. Number         10. Ownership
   Date (Month/         Underlying Securities                 of Derivative      Form of
   Day/Year)            (Instr. 3 and 4)                      Securities         Derivative  11. Nature of
   ----------------    --------------------   8. Price of     Beneficially       Security:       Indirect
   Date     Expira-               Amount or      Derivative   Owned at           Direct (D)      Beneficial
   Exer-    tion                  Number of      Security     End of Month       or Indirect     Ownership
   cisable  Date       Title      Shares         (Instr.5)    (Instr. 4)         (I)(Instr.4)    (Instr.4)
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12/15/01   12/15/10  Common Stock  250,000           --       500,000(2)              D
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Explanation of Responses:

(1) Transaction reported is vesting of options, 60 days prior to their becoming exercisable.

(2) Also includes options to purchase 250,000 shares of Common Stock exercisable at $0.664 per share, which vested on 12/15/00. Does not include 250,000 options to purchase Common Stock, exercisable at $0.664 per share, which may vest on December 15, 2002.



              /s/ James J. McNamara                       03/01/02
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              **Signature of Reporting Person           Date

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).